UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3) *

SNAP INTERACTIVE, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

83303W109

(CUSIP Number)

Rick Werner, Esq.
Haynes and Boone, LLP
30 Rockefeller Plaza, 26th Floor
New York, New York 10112
(212) 659-7300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 21, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 83303W109	Page 2 of 6

1. Names of Reporting Persons. Darrell Lerner
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3. SEC Use Only
4. Source of Funds (See Instructions) PF, OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 2,802,157
8. Shared Voting Power 0
9. Sole Dispositive Power 1,727,157
10. Shared Dispositive Power 0
11. Aggregate Amount Beneficially Owned by Each Reporting Person 2,802,157
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 7.0%*
14. Type of Reporting Person (See Instructions) IN

*For purposes of calculating this percentage, the denominator is based upon 39,082,826 shares of Common Stock outstanding, as disclosed in the Issuer’s Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on March 19, 2014, as adjusted to reflect the issuance of 1,075,000 shares of restricted common stock to the Reporting Person.

CUSIP No. 83303W109	Page 3 of 6

This Amendment No. 3 (this “Amendment”) reflects changes to the information in the Schedule 13D relating to the Common Stock of the Issuer filed on December 12, 2011, as amended by the Amendment No. 1 to Schedule 13D filed on January 2, 2013 and the Amendment No. 2 to Schedule 13D filed on February 5, 2013 (as amended, the “Schedule 13D”).  This Amendment is being filed to report (i) the entry into a Rule 10b5-1 sales plan and (ii) open market sales of Common Stock by the Reporting Person under the plan.

Item 2. Identity and Background.

Item 2(c) of the Schedule 13D is hereby amended and restated in its entirety as follows:

“(c)         The Reporting Person is the record and direct beneficial owner of the shares of Common Stock covered by this statement. The principal occupation of the Reporting Person is President and Founder of DCL Ventures, Inc.”

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

“On September 13, 2013, the Reporting Person entered into a Rule 10b5-1 Sales Plan (the “Plan”) with Merriman Capital, Inc. (the “Broker”) providing for the sale of 5,000 shares of Common Stock per trading day during the Plan Period (as hereinafter defined), up to an aggregate of 500,000 shares of Common Stock, in the open market, subject to minimum sale price conditions and certain exceptions for private off-market transactions. The Plan was established to allow the Reporting Person to effect sales of Common Stock in compliance with applicable securities laws and regulations, including Rule 10b5-1 (“Rule 10b5-1”) under the Securities Exchange Act of 1934, as amended.

Sales under the Plan began on November 20, 2013 and will end on the earliest of the following (the “Plan Period”): (i) November 20, 2014; (ii) the sale of all shares contemplated by the Plan; (iii) the filing of a bankruptcy petition by the Issuer; (iv) a commercially reasonable determination by the Broker or the Reporting Person that (a) the Plan does not comply with Rule 10b5-1 or any other applicable securities law, rule, or regulation, (b) the Broker or the Reporting Person has not complied with the Plan, Rule 10b5-1, or any other applicable securities law, rule, or regulation, or (c) any representation or warranty of the Reporting Person to the Broker in the Plan shall not have been true, accurate, and complete in all material respects on and as of (1) September 13, 2013 or (2) any date or time of any sale(s) of any share(s) of Common Stock pursuant to and in accordance with the Plan to the same extent and with the same effect as if made on and as of such date or time (except, in any case of this clause (iv), for any change contemplated by the Plan and/or to the extent any such representation and warranty speaks of an earlier and/or later date and/or time, in which case such representation or warranty shall have been true, accurate, and complete in all material respects on and as of such earlier and/or later date and/or time); (v) the public announcement of any merger, recapitalization, acquisition, tender or exchange offer, or other business combination or reorganization resulting in the exchange or conversion of the Common Stock for or into shares of capital stock or other securities of any other entity other than the Issuer; (vi) the conversion of the Common Stock into rights to receive fixed amounts of cash or into debt securities and/or preferred stock (whether in whole or in part); (vii) the death, disability, or mental incapacity of the Reporting Person; and (viii) receipt by either party hereto of written notice of termination from the other party hereto pursuant to the Plan.

A copy of the Plan is attached hereto as Exhibit 99.7 and is incorporated herein by reference.”

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

 (a)          The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by the Reporting Person is stated in Items 11 and 13 on the cover page hereto.

 (b)          Number of shares as to which the Reporting Person has:

(i)	sole power to vote or to direct the vote:

See Item 7 on the cover page hereto.

(ii)	shared power to vote or to direct the vote:

See Item 8 on the cover page hereto.

CUSIP No. 83303W109	Page 4 of 6

(iii)	sole power to dispose or to direct the disposition of:

See Item 9 on the cover page hereto.

(iv)	shared power to dispose or to direct the disposition of:

See Item 10 on the cover page hereto.

(c)           Other than as set forth on Annex A hereto, there have been no transactions in the class of securities reported on that were effected by the Reporting Person during the past sixty days or since the most recent filing on Schedule 13D, whichever is less.

(d)           Other than with respect to the commissions that the Broker might receive pursuant to sales under the Plan, no person is known to have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the shares of Common Stock owned by the Reporting Person.

(e)            Not applicable.”

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

“The information set forth in Item 4 is hereby incorporated by reference into this Item 6.”

Item 7. Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The following exhibits are filed as exhibits hereto:

Exhibit	Description of Exhibit
99.1
Restricted Stock Award Agreement, dated October 28, 2011 (incorporated by reference to Exhibit 99.3 to the Schedule 13D filed on December 12, 2011 by the Reporting Person with the Securities and Exchange Commission).

99.2
Restricted Stock Award Agreement, dated December 28, 2012 (incorporated by reference to Exhibit 99.4 to Amendment No. 1 to Schedule 13D filed on January 2, 2013 by the Reporting Person with the Securities and Exchange Commission).

99.3
First Amendment to Restricted Stock Award Agreement, dated as of December 28, 2012 (incorporated by reference to Exhibit 99.6 to Amendment No. 1 to Schedule 13D filed on January 2, 2013 by the Reporting Person with the Securities and Exchange Commission).

99.4
Severance and General Release Agreement, dated as of January 31, 2013, by and between Darrell Lerner and Snap Interactive, Inc. (incorporated by reference to Exhibit 99.7 to Amendment No. 2 to Schedule 13D filed on February 5, 2013 by the Reporting Person with the Securities and Exchange Commission).

99.5
Restricted Stock Award Agreement, dated as of January 31, 2013, by and between Darrell Lerner and Snap Interactive, Inc. (incorporated by reference to Exhibit 99.8 to Amendment No. 2 to Schedule 13D filed on February 5, 2013 by the Reporting Person with the Securities and Exchange Commission).

99.6
Consulting Agreement, dated as of January 31, 2013, by and between Darrell Lerner and Snap Interactive, Inc. (incorporated by reference to Exhibit 99.9 to Amendment No. 2 to Schedule 13D filed on February 5, 2013 by the Reporting Person with the Securities and Exchange Commission).

99.7	Rule 10b5-1 Sales Plan, dated as of September 13, 2013, by and between Darrell Lerner and Merriman Capital, Inc. (filed herewith).

CUSIP No. 83303W109	Page 5 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 26, 2014	DARRELL LERNER

/s/ Darrell Lerner

CUSIP No. 83303W109	Page 6 of 6

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1
Restricted Stock Award Agreement, dated October 28, 2011 (incorporated by reference to Exhibit 99.3 to the Schedule 13D filed on December 12, 2011 by the Reporting Person with the Securities and Exchange Commission).

99.2
Restricted Stock Award Agreement, dated December 28, 2012 (incorporated by reference to Exhibit 99.4 to Amendment No. 1 to Schedule 13D filed on January 2, 2013 by the Reporting Person with the Securities and Exchange Commission).

99.3
First Amendment to Restricted Stock Award Agreement, dated as of December 28, 2012 (incorporated by reference to Exhibit 99.6 to Amendment No. 1 to Schedule 13D filed on January 2, 2013 by the Reporting Person with the Securities and Exchange Commission).

99.4
Severance and General Release Agreement, dated as of January 31, 2013, by and between Darrell Lerner and Snap Interactive, Inc. (incorporated by reference to Exhibit 99.7 to Amendment No. 2 to Schedule 13D filed on February 5, 2013 by the Reporting Person with the Securities and Exchange Commission).

99.5
Restricted Stock Award Agreement, dated as of January 31, 2013, by and between Darrell Lerner and Snap Interactive, Inc. (incorporated by reference to Exhibit 99.8 to Amendment No. 2 to Schedule 13D filed on February 5, 2013 by the Reporting Person with the Securities and Exchange Commission).

99.6
Consulting Agreement, dated as of January 31, 2013, by and between Darrell Lerner and Snap Interactive, Inc. (incorporated by reference to Exhibit 99.9 to Amendment No. 2 to Schedule 13D filed on February 5, 2013 by the Reporting Person with the Securities and Exchange Commission).

99.7	Rule 10b5-1 Sales Plan, dated as of September 13, 2013, by and between Darrell Lerner and Merriman Capital, Inc. (filed herewith).

Annex A

Transaction Date	Effecting Person(s)	Shares Acquired	Shares Disposed	Price Per Share	Description of Transaction
January 24, 2014	Reporting Person		5,000	$0.383	Open market sale
January 27, 2014	Reporting Person		5,000	$0.360	Open market sale
January 28, 2014	Reporting Person		5,000	$0.360	Open market sale
January 29, 2014	Reporting Person		5,000	$0.380	Open market sale
January 30, 2014	Reporting Person		5,000	$0.355	Open market sale
January 31, 2014	Reporting Person		5,000	$0.350	Open market sale
February 3, 2014	Reporting Person		5,000	$0.350	Open market sale
February 4, 2014	Reporting Person		5,000	$0.390	Open market sale
February 5, 2014	Reporting Person		5,000	$0.375	Open market sale
February 6, 2014	Reporting Person		5,000	$0.375	Open market sale
February 7, 2014	Reporting Person		5,000	$0.360	Open market sale
February 10, 2014	Reporting Person		5,000	$0.350	Open market sale
February 11, 2014	Reporting Person		5,000	$0.315	Open market sale
February 12, 2014	Reporting Person		5,000	$0.320	Open market sale
February 13, 2014	Reporting Person		5,000	$0.290	Open market sale
February 14, 2014	Reporting Person		5,000	$0.310	Open market sale
February 18, 2014	Reporting Person		5,000	$0.320	Open market sale
February 19, 2014	Reporting Person		5,000	$0.290	Open market sale
February 20, 2014	Reporting Person		5,000	$0.290	Open market sale
February 21, 2014	Reporting Person		5,000	$0.300	Open market sale
February 24, 2014	Reporting Person		5,000	$0.310	Open market sale
February 25, 2014	Reporting Person		5,000	$0.350	Open market sale
February 26, 2014	Reporting Person		5,000	$0.300	Open market sale
February 27, 2014	Reporting Person		5,000	$0.300	Open market sale
February 28, 2014	Reporting Person		5,000	$0.291	Open market sale
March 3, 2014	Reporting Person		5,000	$0.292	Open market sale
March 4, 2014	Reporting Person		5,000	$0.325	Open market sale
March 5, 2014	Reporting Person		5,000	$0.325	Open market sale
March 6, 2014	Reporting Person		5,000	$0.330	Open market sale
March 10, 2014	Reporting Person		5,000	$0.325	Open market sale
March 13, 2014	Reporting Person		5,000	$0.300	Open market sale
March 14, 2014	Reporting Person		5,000	$0.380	Open market sale
March 17, 2014	Reporting Person		5,000	$0.370	Open market sale
March 18, 2014	Reporting Person		5,000	$0.360	Open market sale
March 19, 2014	Reporting Person		5,000	$0.360	Open market sale
March 20, 2014	Reporting Person		5,000	$0.375	Open market sale
March 21, 2014	Reporting Person		5,000	$0.326	Open market sale
March 24, 2014	Reporting Person		5,000	$0.330	Open market sale
March 25, 2014	Reporting Person		5,000	$0.300	Open market sale
March 26, 2014	Reporting Person		5,000	$0.300	Open market sale